                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 ---------------


                                   FORM 11-K/A

                                (Amendment No. 1)

                                  ANNUAL REPORT


                        Pursuant to Section 15 (d) of the
                         Securities Exchange Act of 1934


[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the Fiscal year ended December 31, 2003


                                     OR


[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________


Commission file number 1-9802

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           SYMBOL TECHNOLOGIES, INC.
                       1997 EMPLOYEE STOCK PURCHASE PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           SYMBOL TECHNOLOGIES, INC.
                                ONE SYMBOL PLAZA
                           HOLTSVILLE, New York  11742-1300

     Symbol Technologies, Inc., on behalf of the Symbol Technologies, Inc. 1997 Employee Stock Purchase Plan, hereby files Amendment No. 1 to its Annual Report on Form 11-K for the year ended December 31, 2003.

     This amendment is being filed to correct a typographical error contained in the electronic version of Deloitte & Touche LLP's consent filed with the Securities and Exchange Commission. The correct date of Deloitte & Touche LLP's report referenced in the consent should be March 25, 2004, not March 30, 2004.

     There are no other changes to the Form 11-K filed on March 30, 2004, for the year ended December 31, 2003.

                           SYMBOL TECHNOLOGIES, INC.

                       1997 Employee Stock Purchase Plan

                         Index to Financial Statements

                                                                      PAGES



Independent Auditors' Report                                            2

Statements of Financial Condition as of
 December 31, 2003 and 2002.                                            3

Statements of Operations and Changes in
 Participants' Equity for the years ended December 31, 2003, 2002
 and 2001.                                                              4

Notes to Financial Statements                                          5-9





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                         INDEPENDENT AUDITORS' REPORT




To the Board of Directors of Symbol Technologies, Inc.
and Participants of the Symbol Technologies, Inc.
1997 Employee Stock Purchase Plan.


We have audited the accompanying statements of financial condition of the Symbol Technologies, Inc. 1997 Employee Stock Purchase Plan (the "Plan") as of December 31, 2003 and 2002, and the related statements of operations and changes in participants' equity for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.


We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Plan as of December 31, 2003 and 2002, and the results of its operations and changes in its participants' equity for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.




/s/  DELOITTE & TOUCHE  LLP


New York, New York
March 25, 2004


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                          SYMBOL TECHNOLOGIES, INC.

                      1997 Employee Stock Purchase Plan

                      Statements of Financial Condition



                                                December 31,   December 31,
                                                    2003           2002
                                                    ----           ----
ASSETS
------

Participants account receivable                $4,170,055       $2,507,931

Employer contribution receivable                  735,892          442,576
                                               ----------       ----------


            Total assets                       $4,905,947       $2,950,507
                                               ==========       ==========






LIABILITIES
-----------

Payable for stock purchases                    $4,905,947      $2,950,507
                                               ----------      ----------


            Total liabilities                   4,905,947       2,950,507

Participants' equity                                    -               -
                                               ----------      ----------

            Total liabilities and
            participants' equity               $4,905,947      $2,950,507
                                               ==========      ==========



See Notes to Financial Statements

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                           SYMBOL TECHNOLOGIES, INC.

                       1997 Employee Stock Purchase Plan

          Statements of Operations and Changes in Participants' Equity


                                  Year Ended     Year Ended    Year Ended
                                  December 31,   December 31,  December 31,
                                     2003          2002           2001
                                  ------------   ------------  ------------

Participant contributions         $4,848,695      $5,867,692    $7,583,984
Employer contributions               735,892         958,469     1,253,233
                                  ----------      ----------    ----------


            Total additions        5,584,587       6,826,161     8,837,217
                                  ----------      ----------    ----------


Stock Purchases                            -       3,452,828     4,151,991
Participant withdrawals              416,825         422,826       482,330
Amounts reserved for with-
  holding taxes                      261,815               -             -
Amounts reserved for future stock
  purchases                        4,905,947       2,950,507     4,202,896
                                  ----------      ----------    ----------

            Total deductions       5,584,587       6,826,161     8,837,217
                                  ----------      ----------    ----------


            Net additions                  -              -


Participants' equity, beginning            -              -              -
  of period                       ----------     ----------     ----------


Participants' equity, end of      $        -     $        -     $        -
  Period                          ==========     ==========     ==========





See Notes to Financial Statements

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                            SYMBOL TECHNOLOGIES, INC.
                        1997 Employee Stock Purchase Plan
                          Notes to Financial Statements
                  Years Ended December 31, 2003, 2002, and 2001

1.   DESCRIPTION OF THE PLAN:
     ------------------------

     The following description of the Symbol Technologies, Inc. (the "Company") 1997 Employee Stock Purchase Plan, (the "Plan"), provides only general information. Participants should refer to the Plan document for a more complete statement of the Plan's provisions.

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

     a. General Description

     The Plan is an employee stock purchase plan that allows participants to purchase shares of Symbol Common Stock ("Stock") through payroll deductions. The Plan's fiscal year is divided into two six-month periods (each, a "Payment Period"). The Payment Periods are January 1 to June 30 (the "First Half Payment Period") and July 1 to December 31 (the "Second Half Payment Period")and represent the periods during which participants' payroll deductions are accumulated. At the end of each Payment Period, the participants' accumulated payroll deductions are used to purchase shares of Stock. Participants may purchase shares of Stock for an amount equal to 85% of the lesser of (1) the closing price of a share of Stock on the first trading day of the Payment Period or (2) the closing price of a share of Stock on the last trading day of the Payment Period (the "Option Price").

     The purchase of shares by the Plan requires, under Securities and Exchange Commission (the "Commission" or the "SEC") regulations, that the Company have an effective registration statement covering the shares on file with the SEC. As of June 30, 2003 the Company had not filed its Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 or its Annual Report on form 10K for the year ended December 31, 2002. Consequently, the Company was deemed not to have an effective registration statement. As a result, for the Plan year ending December 31, 2003, the Company was unable to purchase and distribute shares for the First Half Payment Period, and could not start the Second Half Payment Period, and extended the First Half Payment Period until December 31, 2003 (the "Extended Payment Period"). During the Extended Payment Period, normal Eligibility, Participant Contribution, Employer Contribution and Participant Refund Plan rules applied. (See Note 4., elsewhere herein.) For Plan years ended December 31, 2002 and December 31, 2001, the Plan operated on the basis described in the preceding paragraph.

     The Plan was approved by the Company's stockholders at the annual meeting of Shareholders held on May 5, 1997. On May 6, 2002 the Shareholders approved an amendment to the plan to increase the authorized number of shares covered by the plan by 3 million shares to 4,898,438 shares. The Stock subject to the options under the Plan shall be authorized but unissued common stock, treasury shares or shares purchased on the open market. The aggregate number of shares which may be issued pursuant to the Plan is 4,898,438. At December 31, 2003, participants in the Plan had purchased 2,476,826 shares of Stock since the Plan's inception and had accumulated payroll deductions during the Extended Payment Period sufficient to purchase

     617,037 shares of Stock subsequent to December 31, 2003. As is more fully described in Notes 2 and 4 below, the Company is required to collect withholding taxes on the taxable income realized upon the purchase of shares. Participating associates in the United States were offered the choice of either remitting the amount of withholding in cash or authorizing a reduction in shares allocated equivalent to the amount of withholding. Accordingly, allocated shares were reduced by 36,452 shares resulting in a net allocation of 580,585 shares, leaving 1,804,575 shares of Stock available for future purchases by Plan participants.

     The Plan is neither qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended, nor subject to any of the provisions of the Employee Retirement Income Security Act of 1974 (commonly known as "ERISA").

     b. Eligibility

     All full-time employees of the Company or any of its participating subsidiaries who have completed 90 days of continuous employment on or before the first day of any Payment Period and all part-time employees of the Company or its participating subsidiaries who satisfy certain service requirements and who have completed 90 days of continuous employment on or before the first day of any Payment Period are eligible to participate in the Plan. Eligible employees may only enroll in the Plan at the beginning of a Payment Period.

     c. Stock Purchases

     Following the last trading day of each Payment Period, the amount of each participant's accumulated payroll deductions is applied towards the purchase of the maximum number of whole and fractional shares of Stock possible, determined by dividing the participant's total contribution by the per share Option Price applicable for that Payment Period. The maximum number of shares of Stock a participant can purchase is 2,500 shares. Purchased shares of Stock are transferred to a brokerage account in the name of the participant at a securities brokerage firm approved by a committee appointed by the Board of Directors of the Company.

     d. Participant Contributions

     Participants may elect to have 2% to 10% of their "Base Salary" (as defined in the Plan) deducted on an after-tax basis for the purchase of Stock. Participants may only increase their deduction percentages at the beginning of a Payment Period and may not decrease their deduction more often than once during any Payment Period. No interest accrues or is paid on participants' accumulated payroll deductions. Once made, the Company may use the payroll deductions for any corporate purpose, and the Company has no obligation to segregate employees' payroll deductions from any other funds of the Company or to hold funds representing the same pending the application thereof to the purchase of shares at the end of each Payment Period in accordance with the Plan.

     e. Employer Contributions

     The 15% discount from market value granted to Plan participants on the purchase of shares of Stock at the end of each Payment Period represents the Company's non-cash contribution to the Plan. These non-cash contributions amounted to $735,892, $958,469, and $1,253,233 for the years ended December 31, 2003, 2002 and 2001, respectively.

     f. Participant Refunds

     Plan participants may withdraw from the Plan (in whole but not in part) at any time prior to the last day of a Payment Period by properly notifying the Company. A participant's accumulated payroll deductions for the Payment Period prior to withdrawal from the Plan will be promptly refunded to the participant without interest (unless required by law).

     Participants who terminate their employment relationship with the Company are not eligible to continue in the Plan. All payroll deductions accumulated during the Payment Period through the date of such cessation of employment are refunded to the employee or, in the event of the employee's death, to his or her estate.

     g. Administrative Expenses

     The Company bears all costs in connection with the Plan including administrative fees and all fees associated with the issuance of Stock. Administrative expenses related to the Plan amounted to approximately $87,000, $67,000, and $54,000 for the years ended December 31, 2003, 2002, and 2001, respectively.

     h. Plan Termination

     The Plan may be terminated at any time by the Company's Board of Directors, but such termination shall not affect options then outstanding under the Plan. If at any time shares of Stock reserved for the purpose of the Plan remain available for purchase but not in sufficient number to satisfy all then unfilled purchase requirements, the available shares shall be apportioned among participants in proportion to the amount of payroll deductions accumulated on behalf of each participant that would otherwise be used to purchase Stock, and the Plan shall terminate. Upon such termination or any other termination of the Plan, all payroll deductions not used to purchase stock will be refunded, without interest (unless required by law).


2.   INCOME TAX STATUS:

     For 2003 the Plan did not fulfill the requirements of an "employee stock purchase plan" as defined in Section 423 of the Internal Revenue Code of 1986. As such, the participating employees recognized taxable income upon the purchase of shares, and the Company is entitled to a tax deduction for income tax purposes in connection with the purchases by participants of shares of Stock under the Plan during the period of January 1, 2003 through December 31, 2003.

3.   GOVERNMENT INVESTIGATIONS:

     The SEC has issued a Formal Order Directing Private Investigation and Designating Officers to Take Testimony with respect to certain accounting matters, principally concerning the timing and amount of revenue recognized by Symbol during the period of January 1, 2000 through December 31, 2001 as well as the accounting for certain reserves, restructurings, certain option programs and several categories of cost of revenue and operating expenses. The Company is cooperating with the SEC, and has produced hundreds of thousands of documents and numerous witnesses in response to the SEC's inquiries. Symbol and approximately ten or more former employees have received so-called "Wells Notices" stating that the SEC Staff in the Northeast Regional Office is considering recommending to the Commission that it authorize civil actions against Symbol and the individuals involved alleging violations of various sections of the federal securities laws and regulations. Pursuant to an action against Symbol, the Commission may seek permanent injunctive relief and appropriate monetary relief, including a fine, from the Company.

     The United States Attorney's Office for the Eastern District of New York (the "Eastern District") has commenced a related investigation. Symbol is cooperating with that investigation, and has produced documents and witnesses in response to the Eastern District's inquiries. The Eastern District could file criminal charges against Symbol and seek to impose a fine upon the Company and other relief the Eastern District deems appropriate.

     Any criminal and/or civil action or any negotiated resolution may involve, among other things, injunctive and equitable relief, including material fines, which could have a material adverse effect on Symbol's business, results of operations and financial condition.

     In addition, as a result of the investigations, various governmental entities at the federal, state and municipal levels may conduct a review of the Company's supply arrangements with them to determine whether Symbol should be considered for debarment. If the Company were debarred, it would be prohibited for a specified period of time from entering into new supply arrangements with such government entities. In addition, after a government entity has debarred Symbol, other government entities are likely to act similarly, subject to applicable law. Governmental entities constitute an important customer group for Symbol, and debarment from governmental supply arrangements at a significant level could have an adverse effect on Symbol's business, results of operations and financial condition.

     In March 2003, Robert Asti, Symbol's former Vice President--North America Sales & Services--Finance, who left Symbol in March 2001, pleaded guilty to two counts of securities fraud in connection with matters that are the subject of the Commission and the Eastern District investigations. These counts included allegations that Mr. Asti acted together with other unnamed high-ranking corporate executives at Symbol to, among other things, manufacture revenue through sham "round-trip" transactions. The Commission has also filed a civil complaint asserting similar allegations against Mr. Asti.

     In June 2003, Robert Korkuc, Symbol's former Chief Accounting Officer, who left Symbol in March 2003, pleaded guilty to two counts of securities fraud in connection with matters that are the subject of the Commission and the Eastern District investigations. These counts included allegations that Mr. Korkuc acted with others at Symbol in a fraudulent scheme to inflate various measures of Symbol's financial performance. The Commission also has filed a civil complaint asserting similar allegations against Mr. Korkuc.

     Symbol is attempting to negotiate a resolution with each of the Commission and the Eastern District to the mutual satisfaction of the parties involved. In either case, an agreement has not yet been reached and there is no guarantee that Symbol will be able to successfully negotiate a resolution.

4.   SUBSEQUENT EVENTS:

     As previously disclosed elsewhere in this report, as of June 30, 2003, the Company had not filed its Annual Report on Form 10-K for the year ended December 31, 2002 nor had it filed its Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 with the SEC, as required by the Securities Exchange Act of 1934 (the "Exchange Act"). Consequently, the Company was deemed not to have and effective registration statement and as a result, the Plan was not able to purchase shares in satisfaction of participant contributions for the First Half Payment Period nor was the Plan permitted to conduct an open enrollment for new participants. Acting on a resolution properly made and approved by the Compensation Committee of the Company's Board of Directors, the First Half Payment Period was extended to incorporate the Second Half Payment Period, resulting in the Extended Payment Period.

     As of December 31, 2003 the Company had not filed its Quarterly Reports on Forms 10-Q for the quarters ended September 30, 2003, June 30, 2003, and March 31, 2003 with the SEC. Consequently, the Plan no longer satisfied the requirements of an "employee stock purchase plan" as defined in Section 423 of the Internal Revenue Code of 1986, as amended. As a result, effective January 1, 2004, the Company suspended the withholding of Participant payroll deductions. On February 25, 2004, the Company filed the delinquent Quarterly Reports on Forms 10-Q with the SEC, thereby curing the deficiency.

     Thereafter, the participants' accumulated amounts for the extended payment period were used to purchase shares of stock at 85% of the closing price on January 1, 2003, which represented the lesser of the closing prices at the beginning and end of the extended payment period.

     The Company filed its Annual Report on Form 10-K for the year ended December 31, 2003 on March 12, 2004 and, as of the date of this report, is current with all of its periodic reporting requirements as required by the Exchange Act. The Company currently plans on conducting an open enrollment and recommencing withholding of participant payroll deductions beginning with the next normally occurring Second Half Payment Period.

     Plan participants' net accumulated payroll deductions for the Extended Payment Period ended December 31, 2003, amounted to $4,170,055 and have been recorded as an amount receivable from the Company at December 31, 2003. Subsequent to December 31, 2003, $4,170,055 of these net accumulated deductions were used to purchase 580,585 shares of Stock which were issued to participants by the Company in March 2004. The 580,585 shares of Stock purchased subsequent to December 31, 2003 had a market value of $4,905,947 as of the option price date which has been recorded as the liability "Payable for stock purchases" at December 31, 2003.

INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation by reference in Registration No. 333-26593 of Symbol Technologies, Inc. on Form S-8 of our report dated March 25, 2004, appearing in this Annual Report on Form 11-K/A (Amendment No. 1) of the Symbol Technologies, Inc. 1997 Employee Stock Purchase Plan for the year ended December 31, 2003.


/s/ DELOITTE & TOUCHE LLP


New York, New York
March 25, 2004

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Stock Option and Restricted Stock Committee, the administrator of the Symbol Technologies, Inc. 1997 Employee Stock Purchase Plan, has duly caused this Amendment No. 1 to the Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.


                                    SYMBOL TECHNOLOGIES, INC.
                                    1997 Employee Stock Purchase Plan


March 31, 2004


                                    By:   /s/   Carole DeMayo
                                                Senior Vice President
                                                Human Resources
                                                SYMBOL TECHNOLOGIES, INC.




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